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                                                                     EXHIBIT (n)

                                                                  March 19, 2002


                                 RULE 18F-3 PLAN
                             CITISTREET FUNDS, INC.

        This Rule 18f-3 Plan ("Plan") is adopted by CitiStreet Funds, Inc. (the "Series Fund") with respect to I Shares and R Shares (each a "Class") of each existing and future Fund (each a "Fund") of the Series Fund offering such classes in accordance with the provisions of Rule 18f-3 under the Investment Company Act of 1940 (the "1940 Act").

        1. Features of the Classes. Each Fund may issue its shares of beneficial interest in up to two classes: the I Shares and the R Shares. I Shares may be sold to insurance company separate accounts, qualified plans and life insurance companies and their affiliates. R Shares may be sold to qualified plans that require a fee out of Fund assets to procure distribution and/or administrative services to plan participants. Class Expenses, as defined in
Section 2 below relating to each Class, are borne solely by the Class to which they relate and within each Class are borne by each share pro rata on the basis of its net asset value. Each Class shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its service or distribution arrangement and each Class shall have separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class. In addition, I Shares and R Shares shall have the features described in Sections 2 through 5 below.

        2. Class Expense. Expenses incurred by the Series Fund that are chargeable to a specific Class ("Class Expense") include expenses (not including advisory or custodial fees or other expenses related to the management of a Fund's assets) that are incurred in a different amount by that Class or are in consideration of services provided to that Class of a different kind or to a different degree than are provided to another Class. Class Expenses include: (i) the Distribution Fees described in Section 3 applicable to R Shares; (ii) the administrative services fee described in Section 4 applicable to R Shares; and
(iii) and additional expenses incurred with respect to a specific Class.

        3.      Distribution Fee.

                (a) I Shares. The Series Fund does not pay a Distribution Fee with respect to the I Shares of each Fund offering such Shares.

                (b) R Shares. The Series Fund has adopted a Distribution and Shareholder Servicing Plan pursuant to Rule 12b-1 with respect to the R Shares of each Fund. Under the terms of the Plan, the Series Fund pays CitiStreet Equities LLC as Distributor of the R Shares, a "Distribution Fee" out of the assets attributable to the R Shares of each Fund, in an amount up to 0.25% on an annual basis of the average daily net assets of that Class. CitiStreet Equities LLC is permitted to use this fee to compensate financial intermediaries that provide services in

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connection with recordkeeping and administrative services as well as any activities or expenses primarily intended to result in the sale of R Shares.

                Under the terms of the Distribution and Shareholder Servicing Plan, these services may include, but are not limited to, the following functions: printing and delivering prospectuses, statements of additional information, shareholder reports, proxy statements and marketing materials related to the R Shares to prospective and existing plan participants; providing educational materials regarding the R Shares; providing facilities to answer questions from prospective and existing plan participants about the Funds; receiving and answering correspondence; complying with federal and state securities laws pertaining to the sale of R Shares; assisting plan participants in completing application forms and selecting account options; and performing participant recordkeeping and administrative services.

        4.      Administrative Services Fee.

                (a) I Shares. The Series Fund does not pay an Administrative Services Fee with respect to the I Shares of each Fund offering such Shares.

                (b) R Shares. The Series Fund has entered into an Administrative Services Agreement under which CitiStreet Funds Management LLC (the "Transfer Agent") receives an Administrative Services Fee, out of the assets attributable to the R Shares of each Fund, in an amount equal to 0.10% on an annual basis of the average daily net assets of R Shares for providing or procuring recordkeeping, subaccounting or other administrative services to investors in R Shares. The Transfer Agent is permitted to use this fee to compensate retirement plan service providers for providing these services to retirement plan participants.

        5. Differences in Class Expenses. The differences in the Class Expenses payable by each Class pursuant to this Plan are due to the differing levels of services provided or procured by the Series Fund to beneficial owners and to the differing levels of expenses expected to be incurred with respect to each Class. I Shares may be sold to insurance company separate accounts and to qualified plans that do not require a fee out of Fund assets to procure distribution and administrative services to plan participants (and to life insurance companies and their affiliates, generally for seed money purposes). R Shares may be sold to qualified plans that require a fee from Fund assets for providing such services.

        6. Income and Non-Class Expense Allocation. For each Fund, income, realized gains and losses, unrealized appreciation and depreciation, and Fund expenses other than Class Expenses, shall be allocated to each Class based on the net assets of that Class in relation to the net assets of the Fund.

        7. Exchange Privilege. The exchange privilege offered by each Fund provides that shares of a Class may be exchanged only for shares of the same Class of another Fund (provided that Fund is offered as an investment option by the particular insurance company or qualified plan).

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        8.      Amendment. Material amendments to the Plan may be made with respect to a Class at any time with the approval of the Directors of the Series Fund, including a majority of the Directors of the Series Fund who are not interested persons of the Series Fund ("Independent Directors"), upon finding that the Plan as proposed to be amended, including the allocation of expenses, is in the best interests of each Class individually and each Fund and the Series Fund as a whole. Non-material amendments to the Plan may be made by CitiStreet Funds Management LLC at any time.

        9. Termination. This Plan may be terminated by the Directors without penalty at any time.